

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

March 3, 2017

Nadav Kidron
President and Chief Executive Officer
Oramed Pharmaceuticals Inc.
Hi-Tech Park 2/4
Givat-Ram
P.O. Box 39098
Jerusalem 91390, Israel

>   **Re: Oramed Pharmaceuticals Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2016**
>   **Filed November 25, 2016**
>   **File No. 001-35813**

Dear Mr. Kidron:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Mary Beth Breslin for
>
>   Suzanne Hayes
>   Assistant Director
>   Office of Healthcare and Insurance